Exhibit 99.1

FOR IMMEDIATE RELEASE

MCE FINANCE LIMITED

ANNOUNCES TENDER OFFER AND CONSENT SOLICITATION FOR ITS 10.25% SENIOR NOTES DUE 2018

January 28, 2013 — MCE Finance Limited (the “Company”) today announced that it has commenced a cash tender offer for any and all of its outstanding 10.25% Senior Notes Due 2018 (CUSIP Numbers 55277B AA3, G59301 AA2 and 55277B AB1; ISIN US55277BAA35, USG59301AA28 and US55277BAB18) (the “Notes”). The tender offer will expire at midnight, New York City time, on February 25, 2013, unless extended or earlier terminated by the Company (the “Expiration Time”).

In conjunction with the tender offer, the Company is soliciting consents (“Consents”) from (i) holders of a majority of the aggregate principal amount of the Notes to certain proposed amendments (the “Proposed Base Amendments”) and (ii) holders of at least 66 2/3% of the aggregate principal amount of the Notes to certain additional proposed amendments (the “Proposed Additional Amendments” and together with the Proposed Base Amendment, the “Proposed Amendments”), in each case to the Indenture governing the Notes (the “Indenture”). The Proposed Base Amendments will eliminate substantially all of the restrictive covenants in the Indenture and many of the events of default and the Proposed Additional Amendments will release the security interest in the collateral securing the Notes.

The tender offer and consent solicitation are conditioned upon the Company receiving net proceeds from a debt securities offering in an amount sufficient to purchase the tendered Notes and related fees and expenses and other general conditions. Upon completion or waiver of these conditions, the Company will purchase the tendered Notes and the Proposed Amendments will become effective. The Company has reserved the right to amend, extend or terminate the tender offer and consent solicitation at any time.

The tender offer and consent solicitation are being made pursuant to an Offer to Purchase and Consent Solicitation Statement dated January 28, 2013 (the “Offer to Purchase”).

Subject to the terms and conditions in the Offer to Purchase, the Company will pay (i) the Total Consideration (defined below) to holders who validly tender their Notes and deliver their Consents by 5:00 p.m., New York City time, on February 7, 2013, unless extended or earlier terminated (the “Early Tender Deadline”) on the Initial Payment Date, which is expected to promptly follow the Early Tender Deadline and (ii) the Offer Consideration (defined below) to holders who validly tender their Notes and deliver their Consents after the Early Tender Deadline but by the Expiration Time on the Final Payment Date, in each case together with accrued and unpaid interest from the last interest payment date for the Notes to, but not including, the applicable payment date. The Total Consideration for each US$1,000 principal amount of Notes tendered by the Early Tender Deadline will be US$1,170.87, and the Offer Consideration for each US$1,000 principal amount of Notes tendered after the Early Tender Deadline but by the Expiration Time will be US$1,140.87. No tenders of Notes or deliveries of Consents will be valid if submitted after the Expiration Time.

For a detailed statement of the terms and conditions of the tender offer and consent solicitation, holders should refer to the Offer to Purchase. The Offer to Purchase will be distributed to holders by Bondholder Communications Group, LLC, the Tender and Information Agent for the tender offer and consent solicitation. The Company has engaged Deutsche Bank AG, Singapore Branch to act as the sole dealer manager for the tender offer and consent solicitation. Questions regarding the tender offer and consent solicitation or requests for additional copies of the Offer to Purchase should be directed to Bondholder Communications Group, LLC, at 30 Broad Street, 46th floor, New York, NY 10004, United States, Attention: Marilyn Calvin (UK: +44 207 382 4580; US: +1 212 809 2663) or Deutsche Bank AG, Singapore Branch, at One Raffles Quay, #17-00 South Tower, Singapore 048583, Tel: +65 6423 5342, Fax: +65 6883 1769, Attention: Global Risk Syndicate, with copy to Deutsche Bank Securities Inc., 60 Wall Street, 2nd Floor, New York, NY 10005, United States, Attention: Liability Management Group (Toll free: +1 855-287-1922; Collect: +1 212-250-7527).

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

Nothing in this announcement constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. Securities may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons absent registration pursuant to the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements include statements about the Company’s beliefs and expectations regarding future events. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (Nasdaq: MPEL), is a developer, owner and, through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities currently focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575/+852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767/+852 3151 3767

Email: maggiema@melco-crown.com

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